BioHarvest Sciences to Present at WeBull Consumer Stocks Webinar on February 18

Vancouver, British Columbia and Rehovot, Israel – February 12, 2025 - BioHarvest Sciences Inc., (“BioHarvest” or the “Company”) (Nasdaq: BHST) (CSE: BHSC) (FSE: 8MV0), a company pioneering its patented Botanical Synthesis technology platform, today announced that management has been invited to present at the WeBull Consumer Stocks Virtual Webinar taking place on February 18, 2025.

CEO Ilan Sobel is scheduled to present at the event. Following the webinar, a replay link to the presentation will be shared on the BioHarvest investor relations website.

WeBull Consumer Stocks Webinar

Date: February 18, 2025 Time: 2:00 p.m. Eastern time

Registration Link:

https://webull.zoom.us/webinar/register/WN_701cgEm7QqGevVjnzABK0Q#/registration

Sobel said: “I am pleased to showcase our investor story as part of the WeBull Consumer Stocks Webinar, where we will review BioHarvest’s unique approach to developing and commercializing plant-based compounds through our patented Botanical Synthesis technology. This presentation will highlight how our innovations are driving the rapid growth of our direct-to-consumer business, including our expanding VINIA® product line, while also unlocking new opportunities in the CDMO Services business unit. We look forward to sharing our vision for the future and how we are working to position our technology to impact key industries, including Nutraceuticals, Pharmaceuticals, Cosmeceuticals, and Nutrition, with the delivery of consistent, economically viable and patentable compounds from plants.”

All interested investors and media are invited to attend, and pre-registration is mandatory for conference participation. For more information, please contact Bioharvest at info@bioharvest.com.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (Nasdaq: BHST) (CSE: BHSC) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibility for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHSC@mzgroup.us